COLUMBIA FUNDS SERIES TRUST I

290 Congress Street

Boston, MA 02210

February 12, 2024

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the Registrant) Columbia Real Estate Equity Fund	Post-Effective Amendment No. 410 (the Filing) File No. 2-99356 / 811-04367

Dear Mr. Cowan:

This letter responds to comments received from the staff of the Securities and Exchange Commission (the Staff) on January 22, 2024 for the Filing filed by and on behalf of the Registrant on behalf of its series, Columbia Real Estate Equity Fund (the Fund).

Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Summary of the Fund - Fees and Expenses of the Fund

Comment 1:	At least five business days prior to the effective date, please provide the completed Annual Fund Operating Expenses table in the correspondence filing responding to Staff comments.

Response:

We will provide the Fund’s completed Annual Fund Operating Expenses table in a separate correspondence filing made no later than five business days prior to the effective date of the Fund’s May 1, 2024 registration statement.

Summary of the Fund - Principal Investment Strategies

(Revisions will be reflected in corresponding disclosure in the More Information About the Fund section, as necessary.)

Comment 2:	With regard to the portfolio repositioning that will result from the changes outlined in the Principal Investment Strategies:

(a) Please add disclosure in the Portfolio Turnover Risk if the portfolio repositioning will result in more portfolio turnover.

Response:	The following disclosure has been added to Portfolio Turnover Risk, Frequent Trading and Tax Risk (also, relatedly, please see (b) immediately below):

In July 2023, the Fund changed its Principal Investment Strategies, which has resulted in increased portfolio turnover relative to the Fund’s strategy in place prior to July 2023.

(b) Please add disclosure, if true, that existing and new shareholders who purchase Fund shares may have adverse tax consequences due to the repositioning.

Response:	The Fund’s prospectus already contains the following Principal Risk that addresses the potential adverse tax consequences of portfolio turnover:

Portfolio Turnover, Frequent Trading and Tax Risk. The Fund may actively and frequently trade investments in the Fund’s portfolio to carry out its investment strategies. Use of swaps, including contracts for differences, and other derivatives increases the possibility that the Fund, as relevant, will generate taxable ordinary income. The Fund cannot carry back or carry forward any net operating losses (defined as ordinary deductions in excess of ordinary income for the year) and cannot use capital loss carryforwards to offset ordinary income. Frequent trading of other investments, such as REITs, increases the possibility that the Fund will generate capital gains. Both short-term capital gains and net ordinary gains are distributed as ordinary income and are generally taxable to shareholders at higher rates than long- term capital gains for U.S. federal income tax purposes, which could reduce the Fund’s after-tax return for shareholders owning Fund shares in taxable accounts. These trading strategies can mean higher brokerage and other transaction costs. The costs and tax effects associated with such trading strategies may adversely affect the Fund’s after-tax performance. [THE FOLLOWING SENTENCE WILL BE ADDED IN CONNECTION WITH OUR RESPONSE TO (a) above: In July 2023, the Fund changed its Principal Investment Strategies, which has resulted in increased portfolio turnover relative to the Fund’s strategy in place prior to July 2023.]

(c) In the Statement of Additional Information (SAI), please add disclosure regarding anticipated variation in the turnover rate (Item 16(e)) due to the repositioning.

The Fund will add the following disclosure to the SAI in connection with Item 16(e):

In addition to making direct investments in real estate securities, effective July 3, 2023, the Fund amended its Principal Investment Strategies to invest in derivatives, particularly contracts for differences (CFDs), which are a type of swap arrangement, to obtain long and short exposures to real estate companies. The Fund also increased its number of holdings under the new strategy. The Fund expects a relatively higher amount of portfolio turnover in the Fund under the new strategy relative to the strategy in place for the Fund prior to July 3, 2023.

Comment 3:

Please explain why the following sentence was deleted from the Principal Investment Strategies section of the prospectus given that this concentration policy continues to be disclosed in the SAI: “The Fund will concentrate in the real estate industry, investing at least 65% of the value of its total assets in securities of companies principally engaged in the real estate industry.”

Response:	The Fund’s Principal Investment Strategies will be revised to add:

The Fund will concentrate its investments in the real estate industry.

Comment 4:

The Fund’s Principal Investment Strategies section states that the Fund may take short positions in its investments. If the Fund engages in short selling, please confirm that short selling expenses (i.e., dividends and brokerage expenses paid on the stocks sold short) will be included, as appropriate, in “Other expenses” in the Fund’s Annual Fund Operating Expenses table.

Response:	So confirmed.

Comment 5:

The following sentence was added to the Principal Investment Strategies section: The Fund anticipates that its number of holdings will increase and, as a result, the Fund may operate as a diversified fund. Please delete or explain the reason for adding the disclosure and how it comports with Rule 13a-1.

Response:

The Fund does not have a fundamental policy that requires it to operate as a diversified fund, and it has historically operated as a non-diversified fund. That said, the Fund’s strategy that took effect on July 3, 2023 may cause the Fund to operate as a diversified fund under the Investment Company Act of 1940, as amended (the 1940 Act). The Fund is aware that, under Section 13(a) of the 1940 Act (and Rule 13a-1 thereunder), if it operates as a diversified fund for three consecutive years, it will become a diversified fund under the 1940 Act and that, thereafter, cannot operate as a non-diversified fund without having obtained shareholder approval. The disclosure that the Staff notes as having been added to the Fund’s Principal Investment Strategies is to inform investors/shareholders of the potential for the Fund to not operate as a non-diversified fund despite having been organized and historically managed as a non-diversified fund.

Comment 6:	If investments in derivatives will be counted towards the Fund’s 80% policy outlined in the Fund’s Principal Investment Strategies, please disclose so.

Response:	The Fund’s Principal Investment Strategies will be revised to add:

The Fund may include investments in derivatives towards its 80% policy.

Summary of the Fund - Principal Risks

(Revisions will be reflected in corresponding disclosure in the More Information About the Fund section, as necessary.)

Comment 7:

If the Fund intends to principally invest in contracts for differences, please add risk of investing in contracts for differences to the Principal Risks in the Summary of the Fund section of the prospectus.

Response:	The Principal Risks in the Summary of the Fund section of the prospectus will be revised to add:

Contracts for Differences Risk. Contracts for differences are swap arrangements in which the parties agree that their return (or loss) will be based on the relative performance of two different groups or baskets of securities or other instruments. Often, one or both baskets will be an established securities index. The Fund’s return will be based on changes in value of theoretical long futures positions in the securities comprising one basket (with an aggregate face value equal to the notional amount of the contract for differences) and theoretical short futures positions in the securities comprising the other basket. The Fund also may use actual long and short futures positions and achieve similar market exposure by netting the payment obligations of the two contracts. If the short basket outperforms the long basket, the Fund will realize a loss – even in circumstances when the securities in both the long and short baskets appreciate in value.

Comment 8:	Please ensure there is a frequent trading strategy disclosure in the Principal Investment Strategies section to correspond with Portfolio Turnover, Frequent Trading and Tax Risk.

Response:	The Registrant has reviewed the disclosure and made changes accordingly.

More Information About the Fund - Principal Investment Strategies

Comment 9:

The following disclosure that appears in the Principal Investment Strategies in the More Information About the Fund section (Item 9(b)), should be summarized in the Summary of the Fund section (Item 4(a)) and expand, in the More Information About the Fund section, upon how these factors are weighted:

In selecting investments and determining investment exposures, including the Fund’s long and short positions through CFDs, the Investment Manager uses fundamental analysis in identifying investment opportunities and risks, and in constructing the Fund’s portfolio. The Investment Manager considers, among other factors:

•	overall economic and market conditions; and

•

the financial condition and management of a company, including its competitive position, the quality of its balance sheet and earnings, its future prospects, and the potential for growth and stock price appreciation.

The Investment Manager may take a short position or sell a security when the security held in the portfolio if the Investment Manager believes that there is deterioration (or expected deterioration) in the issuer’s financial circumstances or fundamental prospects; if other investments are more attractive; or for other reasons.

Response:

After careful consideration, the Registrant has determined to leave the disclosure in the More Information About the Fund section and in the Summary of the Fund section as is, as the Registrant believes that such disclosure is consistent with Form N-1A as the specified disclosure in the More Information About the Fund section explains in general terms how the Investment Manager decides which securities to buy and sell pursuant to Item 9(b)(2). Meanwhile, the corresponding disclosure in the Summary of the Fund section appropriately identifies the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally) pursuant to Item 4(a).

Comment 10:	In the last paragraph of the Principal Investment Strategies, please specify the 80% policy to which this statement pertains.

Response:	The disclosure will be revised to state:

The Fund’s investment policy with respect to 80% of its net assets being invested in Real Estate Companies may not be changed without shareholder approval.

More Information About the Fund - Principal Risks

Comment 11:

In the Summary of the Fund section, please revise Market Risk disclosure by adding a brief summary of the risks related to Russia invasion of Ukraine described in Item 9 and consider including market risks related to the Gaza—Israel conflict in the Summary of the Fund and in the More Information About the Fund sections.

Response:

We note the general risks included in “Market Risk” include “events such as terrorism, war, other conflicts” which should encompass the noted conflicts referenced in the comment. We have therefore considered the Staff’s comment and do not believe it necessary to call out specific conflicts, especially since the Fund does not invest in Russian or Ukrainian companies, and risks associated with investing in Russian and/or Ukrainian companies are therefore not principal risks of investing in the Fund. For the same reason, we decline to add market risk related to the Gaza-Israel conflict at this time.

If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I